UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

AHP SERVICING, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10899

lState of Organization: Delaware

IRS EIN: 32-0536439

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2022, and ending June 30, 2022, (the “Operating Period”), the Company generated $4,979,812 in revenue, which included $448,935 of servicing fee revenue and $287,610 of shared services revenue. At the end of the Operating Period, the Company had 43 servicing clients and 2,185 serviced assets. Operating losses over the Operating Period totaled $713,171 and were primarily driven by personnel expenses of $4,440,444 resulting from front loaded hiring to ensure there is capacity and expertise to manage future growth in the servicing portfolio.

In October 2020, the Company established a wholly-owned division of the Company, AHP Mortgage Direct (“Mortgage Direct”), that focuses on origination of first mortgages between $5,000 and $75,000. During the Operating Period, Mortgage Direct originated 41 loans which generated $51,083 in revenue, including revenues from loan originations and related fees.

During the Operating Period, the Company purchased 22 loans and REOs for a purchase price of $5,470,135. We will continue to use the remaining proceeds from the registration statement to make disciplined investments in additional mortgages as well as to fund operating expenses. As of June 30, 2022, the Company had assets totaling $55,790,851 – including mortgage loans and REOs held for sale of $44,538,337 and due from related parties of $9,075,616, and total liabilities of $25,979,751 – including notes payable of $23,086,019.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $50,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on November 5, 2018. We subsequently increased the amount of the offering on May 4, 2021 up to $75,000,000. As of June 30, 2022, we have raised $60,159,160 in Class A interests.

During the Operating Period, the Company obtained forgiveness of its Paycheck Protection Program loan in the amount of $881,356 from Susser Bank, which was forgiven in January of 2022. The Company also owes a $500,000 Economic Impact Disaster Loan to the Small Business Administration and $22,586,019 to Keystone National Group, LLC. We may utilize debt financing to purchase additional non-performing mortgages and REOs.

Trend Information

During the Operating Period, the Company continued to be impacted because of the ongoing COVID-19 pandemic. While this had a negative impact on some aspects of our business (e.g., it was difficult to foreclose on residential mortgages while various federal, state, and local moratoriums were in place), the federal government’s response to the pandemic had many positive impacts as well.

Economic growth has meant more money flowing through the domestic economy and more opportunities for borrowers to find employment. This makes it easier to service our loans – and the loans we service for others – because borrowers now have a more meaningful opportunity to rework and/or pay off defaulted loans. Additionally, higher wages have made it less likely a borrower defaults on a loan and more likely we are able to resell, on behalf of ourselves and/or our partners, previously distressed loans as performing loans on the secondary market. Ultimately, more timely borrower payments result in more money we can distribute as part of our normal business operations, and less expense we incur in servicing these loans.

On the other hand, the United States is still experiencing elevated levels of new coronavirus cases and deaths which will likely continue to impact both borrowers and the Company’s core business operations. Additionally, the substantial influx of government aid to fight the pandemic and the resulting economic growth have led to a considerable increase in domestic inflation. It is possible that the current levels of inflation will continue to rise in the future. However, given the relative stability of the real estate market, we believe the industry and the Company are well-situated to survive fluctuations in inflation. We also believe that the Company is well-positioned to continue growing in the future, despite the possible entrance of new market participants which could impact our business – at least in the short to medium term.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

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Item 2: Other Information

On May 6, 2022, the Company appointed Majed Qminacci to be the Chief Financial Officer, replacing Charles Halko who is no longer employed by the Company. After the Operating Period covered by this Report, on September 1, 2022, Ilan Sussan has since taken over the position of Chief Financial Officer.

Also in May of 2022, Eric Seabrook was replaced as President of the Company by Laurice Srichinda.

After the Operating Period covered by this report, Robert Camerota was replaced as Vice President by Laurice Srichinda on August 2, 2022.

Item 3: Financial Statements

AHP Servicing LLC

Balance Sheet

As of June 30, 2022

Total
ASSETS
Current Assets
Bank Accounts
5/3rd Operating Acct - 0543	$445,630.44
5/3rd Bus Mon Market Acct 4273	1,459.02
5/3rd PI Collection Acct - 3556	36,854.08
5/3rd Escrow Advances Acct - 6824	330.80
NexBank 1860	20,946.31
5/3rd Corporate Advances Acct - 0052	1,019.22
5/3rd Advances Acct - 7771	1,571.43
NPB DDA - 2941	47,528.00
Total Bank Accounts	555,339.30
Accounts Receivable
AHP Other Rec	(10,956.52)
Accounts Receivable	425,224.07
Accounts Receivable Fund	10,852.59
Accounts Receivable Servic	809,818.71
Escrow Advance Receivables	0.00
Corporate Advance Receivables	0.00
Total Accounts Receivable	1,245,895.37
AR AHP 2015A+	0.00
I/C Note - AHP Capital	15,000.00
Total Accounts Receivable	1,249,938.85
Other Current Assets
Prepaid Expense	98,761.74
Undeposited Funds	0.00
Investments in Affiliates	4,000.00
Due from Related Parties	(47,000.00)
Due from preREO	1,255,909.44
Due from AHP Title	908,316.14
Due from ATS	1,079,122.93
Due From AHP 75	614,202.51
Due from AHPC	2,093,004.09
Due From DC	12,875.82
2015A+ LT LOC	3,159,185.43
Total Due from Related Parties	9,075,616.36

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Loans Held for Sale	$63,750.00
Loans Held for Sale - FV	0.00
Bid Deposit on Asset Purch	(786,100.00)
Security Deposit	53,848.25
Uncategorized Asset	(581.50)
Total Other Current Assets	8,509,294.85
Total Current Assets	10,314,573.00
Fixed Assets
Capitalized Technology Costs	113,809.00
Computers	276,222.67
Office Equipment	94,528.62
Accumulated Depreciation	(491,802.31)
Software	334,995.25
Lease Improvements and Repairs	24,663.29
Total Fixed Assets	352,416.52
Other Assets
Deferred offering costs	0.00
Deferred Start Up Costs	0.00
ROU Asset	744,615.33
Accumulated Amortization of ROU Assets	(95,341.18)
Total ROU Asset	649,274.15
EFT OFFSET	0.00
Loan Purchases	28,494,717.14
Cap Expenses - Legal	1,564,037.93
Cap Expenses - Taxes	1,369,296.68
Cap Expenses - Repairs &	269,637.15
Cap Expenses - LN Servic	0.00
Cap Expenses - Recording	11,486.41
Principal payments	(939,519.82)
Cap Expenses - Utilities	2,645.06
Cap Expenses -Due Dillig	66,238.73
Cap Expenses -Title Repo	70,943.38
Cap Expenses - Misc	(16,229.59)
Document Management	77.98
Total Loan Purchases	30,893,331.05
REO Purchases	11,805,867.82
Maintenance	1,820.40
Total REO Purchases	11,807,688.22
Commercial Business Loans	1,639,132.19
Commercial Loans Advances	0.00
REO Loans	0.00
REO Principal Payments	(6,631.91)
Total REO Loans	(6,631.91)
PRE REO Loans	153,165.07
PRE REO Principal Payments	(12,097.14)
Total PRE REO Loans	141,067.93
Total Commercial Business Loans	1,773,568.21
Total Other Assets	45,123,861.63
TOTAL ASSETS	$55,790,851.15

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LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	$735,519.63
Total Accounts Payable	735,519.63
Credit Cards
Credit Cards
53 Bank-3773	2,752.35
24 Amex 21002	105,516.71
Total Credit Cards	108,269.06
Total Credit Cards	108,269.06
Other Current Liabilities
Due to/from Related Party	0.00
Accrued Expense	(1,902.88)
Accrued Payroll	298,580.73
Accrued Interest	230,996.68
Accrued Rent	30,478.32
Accrued Distributions	0.00
Accrued Redemptions	0.00
Deposits/Earnest Money	0.00
Due to Investors	823,733.89
Accrued Tax Services	1,955.00
Warehouse Line - NexBank	0.00
Warehouse Line - Northpointe	0.00
Other Current Liabilities	0.00
Escrow Liability - Mortgage Direct	0.00
Suspense Payable	0.00
Total Other Current Liabilities	1,383,841.74
Total Current Liabilities	2,227,630.43
Long-Term Liabilities
Notes Payable	500,000.00
Line of Credit	22,586,019.16
Lease Liabilities	666,101.78
Total Long-Term Liabilities	23,752,120.94
Total Liabilities	25,979,751.37
Equity
Member Contri -J Newbery	0.00
Members Equity	(8,396,724.84)
Investor Capital - Class A	56,184,102.19
Investor Reinvestments - Class A	3,975,058.21
Investor Returns - Class A	(10,974,785.18)
Investor Redemptions - Class A	(10,125,383.48)
Investor Buyback - Class A	(137,996.20)
Net Income	(713,170.92)
Total Equity	29,811,099.78
TOTAL LIABILITIES AND EQUITY	$55,790,851.15

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AHP Servicing LLC

Profit and Loss

January - June, 2022

Total
Income
Servicing Revenue
Monthly Servicing Fees
MSFees - Current	$94,585.18
MSFees - 31 to 90 DPD	21,652.50
MSFees - 90+	293,410.50
MSFees - FCL	37,817.50
MSFees - BK	9,210.00
Total Monthly Servicing Fees	456,675.68
Admin Fees
Loan Boarding	1,515.00
Loan Deboarding	2,500.00
Late Fee Share	11,584.43
Charge Off Fees	1,230.00
Miscellaneous Revenue	16,514.29
Total Admin Fees	33,343.72
Resolution Fees	31,932.65
Modification Fees	56,639.12
Total Resolution Fees	88,571.77
Total Servicing Revenue	578,591.17
Subservicing Expense	(129,655.97)
Asset Management Fee	51,000.00
Shared Services Income	287,610.00
Income - AHP Lease/ Rent	2,216.67
Origination Fee	38,829.94
Origination Fee Expense	2,607.69
Warehouse Fee	(2,250.00)
Bank Processing Fee	(11,890.00)
Loans Interest Income	1,559.60
Income - HS Interest	719,332.15
Commercial Loan Interests
REO Loan Interest	37,099.34
PRE REO Loan Interest	92,546.90
Total Commercial Loan Interests	129,646.24
Income - HS Other	109,621.03
Refunds	24,610.69
Income - AHPS Sales Proceeds	14,537,097.36
Gain on LHFS	21,319.14
Gain/Loss on Disposition - REO	1,579,712.43
Total Income	$17,939,958.14

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Cost of Goods Sold
Cost of Goods Sold
Expenses on Assets Sold	$717,661.00
Acquisition Costs-Assets Sold	11,958,992.38
Total Cost of Goods Sold	12,676,653.38
Total Cost of Goods Sold	12,676,653.38
Gross Profit	5,263,304.76
Expenses
Outsourced Services	44,600.00
Facilities Expense
Depr & Amort Expense	63,494.57
Office Expense	4,639.81
Office Supplies	18,438.31
Postage - Other	30,782.91
Rent or Lease Expense	133,837.08
Lease - Co-Location	22,670.06
Rent - Utilities	8,454.95
Rent - Op. Esc., Other	6,794.91
Total Facilities Expense	289,112.60
Information Technology	4,538.37
Software & Technology	253,240.38
Telephone & Data Expense	61,868.48
Servicing System Expense	315,060.83
IT Consulting Expenses	7,950.00
Total Information Technology	642,658.06
License Expense	1,101.00
Licensing	80,927.75
Surety Bonds	63,977.92
Total License Expense	146,006.67
Operational Expense
Tax & Insurance Contracts	5,839.00
Printing and Reproduction	8,708.50
Other Business Expenses	808.70
Other Servicing Expense	34,214.43
Credit Reporting Expenses	22,616.36
Mortgage Origination Expense	18,148.00
Total Operational Expense	90,334.99
Other Expenses
Bank Service Charges	2,235.59
Bank Service Charges Oth	32,705.07
Dues and Subscriptions	1,051.38
Insurance Expense	21,352.77
Other Miscellaneous Expense	5,386.32
Total Other Expenses	$62,731.13

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Personnel Expense
Salaries & Wages	$13,886.88
AHPS - Salaries	3,064,908.55
AHP Mortgage Direct- Salaries	618,497.47
Payroll Tax Expense	192,552.25
AHPS Health Insurance	207,438.74
Mortgage Direct Health Insurance	61,455.70
Employee Benefits	(57,731.90)
Employer 401K Expense	35,000.00
Payroll Fees	61,932.95
Recruitment	153,152.05
Training, Meetings & Seminars	46,651.43
Temp Personnel Expenses	42,700.36
Total Personnel Expense	4,440,444.48
Professional Fees	3,618.00
Legal Expense	53,808.42
Legal and Profe Exp Other	11,934.05
Total Legal Expense	65,742.47
Other Professional Fees	34,041.34
Consulting Fees	12,926.40
Accounting Expenses	122,449.69
Marketing Expenses	60,373.80
Total Professional Fees	299,151.70
Travel & Entertainment	1,615.93
Travel Expense	7,340.28
Meals and Entertainment	36,342.00
Travel - Other	110,301.22
Total Travel & Entertainment	155,599.43
Uncategorized Expense	1,042.68
Total Expenses	6,171,681.74
Net Operating Income	(908,376.98)
Other Income
Interest Income	404,985.82
Other Income	162,059.70
Gain on Debt Forgiveness	889,928.09
Total Other Income	1,456,973.61
Other Expenses
LOC Interest Expense	1,259,976.78
Warehouse Line Int Expense	1,790.77
Total LOC Interest Expense	1,261,767.55
Total Other Expenses	1,261,767.55
Net Other Income	195,206.06
Net Income	$(713,170.92)

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Item 4: Exhibits

Exhibit 1A-2A	Certificate of Formation of Company*
Exhibit 1A-2B	Third Amended and Restated Limited Liability Company Agreement*
Exhibit 1A-2C	First Amended and Restated Authorizing Resolution of the Company*
Exhibit 1A-6A	Servicing Agreement between Company and American Homeowner Preservation 2015A+, LLC*

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 30, 2022.

AHP SERVICING, LLC

By: /s/ Jorge Newbery
Jorge Newbery, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ilan Sussan

Ilan Sussan, Chief Financial Officer

September 30, 2022

/s/ Jorge Newbery

Jorge Newbery, Chief Executive Officer

September 30, 2022

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